

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 27, 2009

Via U.S. mail and facsimile

Mr. Richard W. Kunes
Executive Vice President and Chief Financial Officer
The Estée Lauder Companies, Inc.
767 Fifth Avenue
New York, NY 10153

RE: Form 10-K for the fiscal year ended June 30, 2008
File No. 001-14064

Dear Mr. Kunes:

We have reviewed your response letter dated February 17, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008

General

1. We note your responses to comments 2 and 7 from our letter dated January 23, 2009 and the revised disclosures you indicated that you would provide in your Annual Report on Form 10-K for the fiscal year ended June 30, 2009. In light of the current economic environment, we believe that it would helpful to investors if you included these revised disclosures in your interim filing on Form 10-Q for the period ended March 31, 2009 rather than waiting until filing of your next Form 10-K. Please consider doing so.

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Please respond to this comment within 10 business days. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief